UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of March, 2006

                     Commission File Number: 000-26840

                              TITAN CABLE PLC
        -----------------------------------------------------------
              (Translation of registrant's name into English)

      Hill House, 1 Little New Street, London, United Kingdom EC4A 3TR
      ----------------------------------------------------------------
                  (Address of principal executive office)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F       X                         Form 40-F
                       -------                               ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                      No      X
               -------                                   ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-___.


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                               EXHIBIT INDEX

EXHIBIT

99.1 Form 4.71 (S.94) Return of Final Meeting in a Members' Voluntary Winding Up (including Liquidator's statement of account)

99.2      Resolution of Titan Cable plc

                                 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TITAN CABLE PLC
                                        --------------------------------
                                        (Registrant)


Dated: March 28, 2006                   By:  /s/ Nicholas James Dargan
                                          --------------------------------------
                                          Name:  Nicholas James Dargan
                                          Title: Joint Liquidator